UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

HAWAIIAN TELCOM HOLDCO, INC.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

420031106
 (CUSIP Number)

Adam Tarkan
One Sound Shore Drive, Suite 200
Greenwich, CT 06830
(203) 552-0888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 420031106	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,649,110

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,649,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,649,110

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.1%

14	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D

CUSIP No: 420031106	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
STEPHEN H. DECKOFF

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,649,110

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,649,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,649,110

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.1%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D

Page 4 of 7 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(e), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Hawaiian Telcom Holdco, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 1177 Bishop Street, Honolulu, HI 96813.  The Reporting Persons (as defined herein) previously reported their beneficial ownership of the Shares on a Schedule 13G filed pursuant to the provisions of Rule 13d-1(b) under the Act, with the most recent amendment thereto filed on January 12, 2015.  This Schedule 13D supersedes such Schedule 13G and all amendments thereto.

Item 2.	Identity and Background

(a-c,f) This statement is filed by Black Diamond Capital Management, L.L.C. (“Black Diamond”) and Stephen H. Deckoff (“Mr. Deckoff”).  Black Diamond and Mr. Deckoff are each referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  Black Diamond exercises investment discretion on behalf of investment advisory affiliates that serve as investment advisers to certain Black Diamond investment vehicles for whose accounts the Shares reported herein are held.  Mr. Deckoff is the Managing Principal of Black Diamond.  Black Diamond and Mr. Deckoff accordingly each may be deemed to be the beneficial owner of all of the Shares reported herein.  The agreement among the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) of the Act is attached as Exhibit A to this statement.

The principal business address of Black Diamond is One Sound Shore Drive, Suite 200, Greenwich, CT 06830.  The principal business address of Mr. Deckoff is c/o Black Diamond, 5330 Yacht Haven Grande, Suite 100, St. Thomas, U.S. Virgin Islands 00802.

Black Diamond is a Delaware limited liability company.  Mr. Deckoff is a citizen of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Shares reported herein by the Reporting Persons were investment capital of the certain Black Diamond investment vehicles.  A total of approximately $59,604,058.72, including commissions, was paid to acquire the Shares reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes, and expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions:  (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) propose one or more directors for the Issuer’s board of directors; and/or (iv) engage in other actions as the Reporting Persons may deem appropriate under the circumstances,

SCHEDULE 13D

Page 5 of 7 Pages

including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Also, consistent with their investment intent described in the preceding paragraph, the Reporting Persons have engaged and may further engage in communications regarding the Issuer with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer, including but not limited to communications regarding its operations, governance and control and the possibility of appointing a director for the Issuer's board of directors.

Under Section 269-17.5(c) of the Hawaii Revised Statutes, the prior approval of the Hawaii Public Utilities Commission (the “PUC”) is required before a foreign corporation is permitted to purchase more than 25% of the issued and outstanding stock of a Hawaiian public utility company.  In order to obtain the flexibility to acquire more shares of the Issuer as opportunities present themselves over time, on October 21, 2015, Black Diamond submitted a petition to the PUC (the “Petition”) seeking the PUC’s permission for Black Diamond’s affiliated investment vehicles to make purchases of up to 33% of the Issuer’s stock. The description and summary of the Petition in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Petition, available on the PUC website.

Except as set forth above, none of the Reporting Persons has any current plans or proposals which are expected to result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto in each case, in compliance with the Act.

Item 5.	Interest in Securities of the Issuer

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned[1]	Percentage of Outstanding Shares	Number of Outstanding Shares[2]
Black Diamond	2,649,110	23.1%	11,466,398
Mr. Deckoff	2,649,110	23.1%	11,466,398

1            The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

2            This figure is based upon information in the Issuer’s quarterly report on Form 10-Q, dated November 9, 2015, indicating that, as of November 9, 2015, there were 11,466,398 Shares outstanding.

(c) There were no transactions in the Shares by the Reporting Persons in the past sixty days.

(d) Certain Black Diamond investment vehicles have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of one of such investment vehicles, BDCM Opportunity Fund III, L.P., relates to more than 5 percent of the class of Shares.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:                          Joint Filing Agreement

SCHEDULE 13D

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2015

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

STEPHEN H. DECKOFF

/s/ Stephen H. Deckoff

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 7 of 7 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Hawaiian Telcom Holdco, Inc. dated as of November 20, 2015 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

November 20, 2015

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

STEPHEN H. DECKOFF

/s/ Stephen H. Deckoff